EXHIBIT (4)(vii)

                             Guarantee Account Rider



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                             GUARANTEE ACCOUNT RIDER

This rider adds a Guarantee Account as described below. In accordance with the provisions described herein, you may allocate net premium payments to the Guarantee Account and/or transfer amounts between the Guarantee Account and the Investment Subdivisions of the Separate Account. Upon maturity or surrender of the policy, any amount in the Guarantee Account will be added to the account value from the Separate Account and, after deduction of any applicable surrender charge, will be paid in a lump sum or applied under an optional payment plan as described in the policy.

The account value of the policy includes the account value allocated to the Investment Subdivisions of the Separate Account and the account value allocated to the Guarantee Account.

This rider is effective on the policy date shown in the data page unless a different effective date is shown.

The Guarantee Account

Amounts allocated to the Guarantee Account are held in our General Account, which consists of the assets owned by Life of Virginia other than those allocated to our Separate Accounts. Allocations to the Guarantee Account become part of the General Account. Subject to applicable law, we have sole discretion over the investment of the assets of the General Account, and those assets may be chargeable with liabilities arising out of any business we may conduct.

You may elect to allocate net premiums to the Guarantee Account, to Investment Subdivisions of the Separate Account as described in the policy, or to a combination of both. Any allocation of net premium to the Guarantee Account will take effect immediately regardless of policy provisions relating to allocation during the initial investment period, if any. Before income payments begin, you may also transfer amounts from the Guarantee Account to various Investment Subdivisions of the Separate Account, or from the Investment Subdivisions of the Separate Account to the Guarantee Account. Rules regarding transfers between the Guarantee Account and the subdivisions of the Separate Account are described in Transfers below.

Account Value of the Guarantee Account

Amounts allocated to the Guarantee Account earn interest at the interest rate in effect at the time of allocation. This rate will never be less than 4% per annum, however, we may credit a higher rate of interest. With respect to each amount allocated, the interest rate set at the time of allocation will remain in effect for one year from that date, (the interest rate guarantee period). At the end of each interest rate guarantee period, a new one year will be set, and a new interest rate guarantee period will commence, with respect to that portion of account value in the Guarantee Account represented by that particular allocation.

If the Account Value in the Separate Account is sufficient to cover the annual policy maintenance charge described in the policy, then the charge will be deducted from the Account Value in the Separate Account. If the Account Value in the Separate Account is insufficient, then the deduction will be made first from the Account Value in the Separate Account. The excess of the charge over the Account Value in the Separate Account will then be deducted from the Account Value in the Guarantee Account. Deductions from the Guarantee Account will be taken from the amounts


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which have been in the Guarantee Account for the longest period of time.

Transfers

You may transfer amounts between the Guarantee Account and Investment Subdivisions of the Separate Account. Transfers will be effective on the date we receive your request at our Home Office.

With respect to transfers between the Guarantee Account and the Investment Subdivisions of the Separate Account, we reserve the right to impose the following restrictions:

 .     Transfers of any portion of the amount held in the Guarantee Account to subdivisions of the Separate Account may be made only during the 30 day period beginning with the end of the preceding interest rate guarantee period applicable to that portion. We may limit the amount which may be transferred, but we will not limit it to less than 25% of that portion of the Guarantee Account represented by the original allocation, plus any accrued interest on that portion of the Guarantee Account.

 .     No transfers from any subdivision of the Separate Account to the Guarantee
      Account may be made during the six month period following the transfer of any amount from the Guarantee Account to any subdivisions of the Separate Account.

In all other respects, the rules and charges applicable to transfers between the various Investment Subdivisions of the Separate Account as described in the policy will apply to transfers involving the Guarantee Account.

Surrenders

The policy provisions regarding surrenders and partial surrenders are unaffected by the Guarantee Account with the following exceptions:

 .     With regard to partial surrenders, you may specify whether the deduction should be made from the Guarantee Account or the Investment Subdivisions of the Separate Account. If you do not, we will deduct the amount of the partial surrender first from the Investment Subdivisions of the Separate Account on a pro-rata basis, in proportion to the account value in each subdivision of the Separate Account. Any amount remaining will be deducted from the Guarantee Account Deductions from the Guarantee Account will be taken from the amounts which have been in the Account for the longest period of time.

 .     We reserve the right to defer payment of any amounts from the Guarantee
      Account for up to six months. We will not defer if the law requires us to pay earlier, or if the amount payable is to be used to pay premiums on policies with us.

For THE LIFE INSURANCE COMPANY OF VIRGINIA


                        Paul E. Rutledge, III
                              President